

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 2, 2010

Via U.S. Mail and Fax (870) 864-6373
Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street
P.O. Box 7000
El Dorado, AR 71731-7000

      RE: Murphy Oil Corporation
                Form 10-K for the fiscal year ended December 31, 2009
                Filed February 26, 2010
                File No. 001-08590

Dear Mr. Fitzgerald:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 6. Selected Financial Data, page 17

1.   We note your presentation of percentage return on average stockholders' equity, average borrowed and invested capital, and average total assets. We also note your presentation of long-term debt – percent of capital employed. Supplementally, explain to us how you considered providing the following:

- A clear explanation of how the measures were calculated, including reconciliation or reference to relevant amounts from your financial statements;

- A statement disclosing the reasons why you believe that presentation of the financial measure provides useful information to investors;

- To the extent material, a statement disclosing the additional purposes, if any, for which you use the measures; and,

- A cautionary statement indicating that the measures you present may be calculated differently than similarly titled measures presented by other companies.

2.   We note your presentation of capital expenditures. Explain to us how you considered providing a reconciliation to corresponding amounts presented in your statements of cash flows.

Item 7. MD&A of Financial Condition and Results of Operations

Results of Operations, page 18

3.   Explain to us in more detail, the year-to-year variation in "Interest and Other Income." For example, you indicate that such income was higher in 2009 due to "a combination of more favorable income effects from transactions denominated in foreign currencies" while in 2008 it was lower due greater losses on foreign currency exchange…mostly attributable to a stronger U.S. dollar compared to the British pound sterling." Explain to in more detail why there was such a significant swing due to foreign currencies., Also, explain in more detail the anticipated recovery of federal royalties and whether this is a one-time occurrence.

Exploration and Production, page 21

4.   You indicate that earnings in 2009 were lower than in 2008 "primarily due to significantly lower realized sales prices for [your] crude oil production." You also cite lower natural gas prices in North America, higher production and depreciation expenses and other factors. You also indicate that you "benefited from higher oil and natural gas sales volumes and lower exploration expense." To the extent practicable quantify the impact of each of these factors. For instance, quantify the impact of changes in sales prices versus changes in volumes. Provide comparable disclosure for the prior years' discussions as well.

5.   Clarify what you mean by "oil tanker liftings."

6.   You currently blend the discussion of three years of revenues and expenses in one paragraph. Consider breaking out the discussion – either by revenues versus expenses, or by years - into separate paragraphs.

Financial Statements

Note S – Terra Nova Working Interest Redetermination, page F-35

7.   We note your disclosure regarding the Terra Nova working interest redetermination. Based on the disclosure, we understand that the redetermination was contemplated by, and occurred as a result of, the original terms of the joint agreement, and not as a result of a subsequent development or event. If our understanding is not correct, please clarify for us. Otherwise, describe the relevant terms of the joint agreement. Additionally, describe the facts and circumstances surrounding the timing of the redetermination. Your response should address, but not necessarily be limited to:

- When, and under what circumstances, a redetermination can be required;

- Whether there are limits on the number or timing of any additional redeterminations, and;

- Whether there is a minimum or maximum working interest that you will hold after any redetermination.

Additionally, in light of the redetermination provisions, explain to us your basis for concluding that it was appropriate to recognize revenue prior to resolution of the uncertainty regarding your working interest.

Finally, tell us whether, and to what extent, you participate in any other agreements or arrangements in which your interest is subject to subsequent redetermination or adjustment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our

Mr. Kevin G. Fitzgerald
Murphy Oil Corporation
April 2, 2010
Page 4

review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, Staff Attorney, at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director